BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 13, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:          Triton Pacific Investment Corporation, Inc.

                File Nos. 333-226811

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral legal and accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 18, 2018 regarding the Company’s Registration Statement on Form N-14 (File No. 333-226811) filed on August 13, 2018 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing a revised version of its Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.         TPIC’s expense support agreement with its Adviser was amended in April 2018 to provide for a termination date of December 31, 2018. Please explain how that termination date affected TPIC’s accrual analysis for reporting periods after April 2018.

Response: The amendment to the expense support agreement (the “ESA”) to include a termination date of December 31, 2018 did not affect TPIC’s accrual analysis or require changes to TPIC’s accounting for any obligations it might owe to its Adviser under the ESA. In April 2018, TPIC and its Adviser agreed to amend the ESA to add a termination date of December 31, 2018. The goal of this amendment was to make it clear to TPIC and its shareholders that TPIC could no longer rely on the support of its Adviser to cover its ongoing expenses. However, the amendments to the ESA in April 2018 did not affect Section 3.2 of the ESA that described the obligations of TPIC upon termination of the ESA. Specifically, Section 3.2 of the April 2018 amended version of the ESA states that “if this Agreement is terminated by either party or terminates automatically pursuant to clause (a) of this Section 3.2 (termination of the investment advisory agreement by the Adviser), the Company agrees to make a repayment to the Adviser in an amount equal to all Expense Support Payments paid by the Adviser to the Company within the last three (3) years prior to the date of such termination that have not been previously reimbursed. Such repayment shall be made to the Adviser promptly after such termination of this Agreement.” Section 3.2 does not require TPIC to repay the Adviser upon the occurrence of the December 31, 2018 termination date. As a result, the addition of the December 31, 2018 termination date to the ESA did not affect TPIC accrual analysis for reporting periods after April 2018.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

2.          The proposed revisions to the expense support agreement provide that upon termination of the agreement, TPIC would be required to reimburse the Triton Adviser for all reimbursements made during the three-year period prior to termination, subject to all of the repayment limitations contained in that agreement. Please explain how any amounts owed under this agreement will be reflected on FLEX’s financial statements. Will the financial statements reflect a liability for the amount owed? Are these amounts probable and estimable?

Response: The Triton Adviser has agreed to waive any amounts owed to it under the ESA if the Merger is completed and, as a result, no liability relating to the ESA will be recorded on FLEX’s financial statements.

3.          Please revise the N-14 to provide clear and prominent disclosure of the revisions to the expense support agreement and its effect on FLEX, including clear disclosure of the potential liabilities being carried over and of the aging chart that reflects the amounts that are subject to repayment.

Response: The Triton Adviser has agreed to waive any amounts owed to it under the ESA and the N-14 has been revised accordingly.

4.          Please confirm that the termination provisions of the expense limitation agreement between FLEX and the new adviser will be revised to be consistent with prior Staff comments.

Response: FLEX and the new adviser have revised the termination provisions of the expense limitation agreement to be consistent with prior Staff comments.

5.          Please discuss how expense reimbursements under the existing ESA and the FLEX ELA will be allocated amongst the Triton Adviser and the New Adviser. Explain how is this allocation documented and which payments will receive priority in repayment.

Response: The Triton Adviser has agreed to waive any amounts owed to it under the ESA if the Merger is completed and, as a result, there will be no allocation of expense reimbursements under the ESA and the FLEX ELA.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Jon Talcott at (202) 712-2806.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.